United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Summary of the decisions taken at the Extraordinary General Shareholders' of ARACRUZ CELULOSE S.A., held on May 30, 2009

I.	Conversion of Preferred Stock into Common Stock

I.	i. Approval was given by the common shareholders of Aracruz Celulose S.A. ("Aracruz" or "Company") for the conversion of an aggregate of 577,163,421 (five hundred seventy seven million, one hundred sixty three thousand, four hundred twenty one) Aracruz Class 'A' and Class 'B' preferred shares into Aracruz common shares at the ratio of 1 (one) Aracruz Class ‘A’ or Class ‘B’ preferred share, as the case may be, for every 0.91 (ninety-one hundredths) Aracruz common share to be issued as a result of the approved stock conversion. The effectiveness of this resolution is dependant upon the ratification of such share conversion by the Company's preferred shareholders (see item III.i below).

I.	ii. As a result of the decision outlined in the preceding sub item, a total of 525,218,713 (five hundred twenty five million, two hundred eighteen thousand, seven hundred thirteen) Aracruz nominative common shares, with no par value, shall be issued and assigned to the holders of Aracruz Class ‘A’ or Class ‘B’ preferred shares that will be cancelled as a result of this approved stock conversion.

I.	iii. As a result of the stock conversion, the Company’s subscribed capital stock, amounting to R$ 2,871,781,288.11 (two billion, eight hundred seventy one million, seven hundred eighty one thousand, two hundred eighty eight reais and eleven cents), shall be represented by 980,609,412 (nine hundred eighty million, six hundred nine thousand, four hundred twelve) nominative common shares with no par value.

I.	iv. The common shares that, due to this conversion, are to be assigned to the present holders of Aracruz preferred shares, confer the same rights as those pertaining to the currently issued and outstanding Aracruz common shares, and the holders shall enjoy in full all the benefits attributed to such currently issued and outstanding common stock, including dividends and any capital remuneration that may be approved.

I.	v. Given that the conversion calculations, as a result of the stock conversion, will yield fractions of newly-issued Aracruz common shares for some shareholders, Aracruz's controlling shareholder, Votorantim Celulose e Papel S.A., will donate to minority shareholders who, as a result of the conversion described herein, would hold a fractional share, the amount of shares necessary, so that such shareholders do not hold fractional shares, and the amount of shares they will own as a result of the conversion is rounded up. Shareholders holding Aracruz preferred shares as of today and shareholders who purchased Aracruz preferred shares on the floor of the BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros ("BM&FBovespa") and settled such transactions on May 29, 2009 either (i) at the BM&FBovespa's Depositary Center (Central Depositária de Ativos) or (ii) at Banco Itaú S.A., custodian for Aracruz's

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shares, will, both in the cases of clauses (i) and (ii), be entitled to the donation mentioned herein. No manifestation by shareholders is required for them to be eligible for such donation.

I. vi. The Company’s management is responsible for taking all the necessary steps to conform the American Depositary Receipts Program listed with the New York Stock Exchange – NYSE to the resolutions approved at this meeting

II. Alteration of the By-Laws

II. i. The conversion of the Aracruz Class ‘A’ and Class ‘B’ preferred stocks into Aracruz common stock having been approved, decision was made to alter the Company’s by-laws, so that it reflects the approved resolutions affecting the Company's capital stock, as follows:

II. i. i. Alteration of article 5:

     “Article 5. The subscribed capital stock amounts to R$ 2,871,781,288.11 (two billion, eight hundred seventy one million, seven hundred eighty one thousand, two hundred eighty eight reais and eleven cents), represented by 980,609,412 (nine hundred eighty million, six hundred nine thousand, four hundred twelve) nominative common shares, with no par value.

     Paragraph 1. The subscribed capital stock may be increased up to the limit of R$ 5,000,000,000 (five billion reais), according to proposals of the Board of Executive Officers and at the discretion of the Board of Directors, without the need to alter the by-laws, unless the subscription of shares is payable in kind, which must be specifically approved at a General Meeting of shareholders.

     Paragraph 2. Capital increases deriving from the capitalization of profits or reserves shall take place, as a rule, without any change in the number of issued and outstanding shares; in the event of the distribution of new shares due to a capital increase from the capitalization of profits or reserves, such shares must be of the same kind as those already issued. ”

II. i. ii. Exclusion of articles 7 and 9, with the renumbering of subsequent articles.

II. i. iii. Subsection II of article 25 – previously article 27 – is to read as follows:

     “II. 25% (twenty five percent), at least, in payment to the shareholders of a compulsory dividend, calculated against the net profit for the financial year, adjusted according to the law. ”

III. Effectiveness of the Decisions

III. i. Under the terms of article 136, paragraph 1, of Law nº 6,404/76, the effectiveness of the abovementioned decisions is dependant on their ratification by the holders of more than half of the Aracruz preferred shares of each class of preferred shares issued by the Company, which is to be decided at Special General Meetings of Preferred Shareholders following this Extraordinary Meeting.

IV. Other Matters

IV. i. In the light of news that the business newspaper Gazeta Mercantil will no longer be in circulation after June 2009, the Company's official announcements that have been previously published with that periodical will now be published in the business newspaper Valor Econômico.

The conversion referred to in this notice is being conducted pursuant to exemptions from registration provided under the U. S. Securities Act of 1933, as amended. The common shares of Aracruz that will be issued to holders of Aracruz preferred shares have not yet been registered with the Securities and Exchange Commission. Any other transactions involving offers of securities or offers to buy securities

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referred to in this notice may not, and will not, be conducted in the United States absent registration or an exemption from registration.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 03, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer